October 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Thomas Jones

Re:	Volcon, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 27, 2024
File No. 001-40867

Ladies and Gentlemen:

This letter is being submitted on behalf of Volcon, Inc. (the “Company”) in response to the comment letter, dated October 8, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company is supplementally providing the responses below.

For your convenience, we have repeated the comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A filed September 27, 2024

General

1. We note that you have previously effected reverse stock splits on October 13, 2023, February 2, 2024 and June 7, 2024. Please revise your disclosure in Proposal 1 to discuss these prior reverse stock splits and provide an analysis of whether the reverse stock splits achieved the intended and disclosed objectives or the objectives disclosed in Volcon’s pending PRE14A. In the alternative, explain to us the basis for Volcon's belief that this information need not be disclosed in the PRE14A filed on September 27, 2024.

RESPONSE:	To address the Staff’s comment, the Company hereby proposes to include the following new section in Proposal 1 of its revised preliminary proxy statement (the “Revised Proxy Statement”):

“Prior Reverse Stock Splits

The Company has completed previous reverse stock splits, which have temporarily increased the Company’s stock price, but which did not result in its stock price maintaining such increase in the long-term. On October 13, 2023, the Company completed a 1-for-5 reverse stock split, which initially increased its stock price to $2.04 per share. On November 6, 2023, the Company’s stock price fell below $1.00 per share. On February 2, 2024, the Company completed a 1-for-45 reverse stock split, which initially increased its stock price to $3.22 per share. On February 23, 2024, the Company’s stock price fell below $1.00 per share. On June 7, 2024, the Company completed a 1-for-100 reverse stock split, which initially increased its stock price to $10.32 per share. On October 1, 2024, the Company’s stock price fell below $1.00 per share. As described in this paragraph, although the primary objective of the Company’s previous reverse stock splits has been to increase the stock price in order to comply with the $1.00 per share minimum price requirements of the NASDAQ Capital Market, the previous reverse stock splits have not resulted in the long-term achievement of such objectives. The Company can provide no assurance that if this Proposal 1 is approved, and if the Company completes another reverse stock split, that the primary objective of the stock split, which is to comply with the $1.00 per share minimum price requirements of the NASDAQ Capital Market, will be achieved for a longer period of time than has occurred historically.”

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In addition to the above addition to the Revised Proxy Statement, the Company advises the Staff that since the filing of the Preliminary Proxy Statement the price of the Company’s common stock has dropped to under $1.00 per share. As such, the Company intends to revise the first paragraph under the section “Purpose of the Reverse Split” in Proposal 1 as follows:

“The Company’s common stock currently trades on the NASDAQ Capital Market under the symbol “VLCN”. The NASDAQ Capital Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One of these criteria is that the Company’s common stock has a trading price that is greater than or equal to $1.00 per share. Since October 1, 2024, the trading price of the Company’s common stock has been below the minimum price. As such, the Company is not currently in compliance with the Nasdaq continued listing requirements and if the Company’s stock price remains below $1.00 for 30 consecutive trading days it will be subject to immediate delisting. The Company believes that approval of this Proposal 1 would significantly reduce the Company’s risk of not meeting this continued listing standard in the future. The Board intends to effect the proposed reverse stock split only if it believes that such split is necessary to maintain its listing on the NASDAQ Capital Market.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Greg Endo, CFO, Volcon, Inc.

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